Mail Stop 3561

July 24, 2007

<u>Via Fax & U.S. Mail</u>

Ms. Fuxiao Wang
Chief Financial Officer
Suite 1A, 18/F, Tower 1
China Hong Kong City, Tsimshatsui
Kowloon, Hong Kong

   Re: Fantatech, Inc.
      Form 10-KSB for the year ended December 31, 2006
      Filed April 17, 2007
      File No. 000-24374

Dear Ms. Wang:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief